                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                  General Form For Registration of Securities
                 of Small Business Issuers Under Section 12(b)
                or 12 (g) of the Securities Exchange Act of 1934


                             HARMONY TRADING CORP.
                             ---------------------
                 (Name of Small Business Issuer in Its Charter)


            New York                                        13-3935933
            --------                                        ----------
(State of Other Jurisdiction of                          (I.R.S. Employer
Incorporation or Organization)                          Identification No.)


           8 Harmony Lane
        Hartsdale, New York                                    10530
        -------------------                                    -----
(Address of Principal Executive Offices)                    (Zip Code)


                                (914) 686-8255
                                --------------
             (Registrant's Telephone Number, Including Area Code)


       Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class                      Name of Each Exchange on Which
        to be so Registered                      Each Class is to be Registered
        -------------------                      ------------------------------

               None                                           None


       Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                               (Title of Class)

                INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                    PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

     (a)  Business Development.

          Harmony Trading Corp., a New York corporation (the "Company"), was formed on August 13, 1996 to engage in any lawful act or activity for which corporations may be organized under the New York Business Corporation Law ("NYBCL"). The Company remained inactive until December 1998, when it became a direct seller for Doncaster, a division of Tanner Companies. Doncaster is a manufacturer of women's apparel and accessories. The Company, through its independent contractors, is in the business of the direct selling of Doncaster apparel and accessories.

     (b)  Business of the Issuer.

     (1)  Principal Products or Services and their Markets.

     (i)  The Company.
          ------------

          The business of the Company is the direct selling of Doncaster women's apparel and accessories (the "Doncaster Line"). Doncaster is a division of Tanner Companies, which is based in Rutherfordton, North Carolina. Direct selling is the sale of a consumer product or service in a face to face manner away from a fixed retail location. Harmony, through it's two (2) independent contractors, Falene Gottbetter and Roberta Winley, markets the Doncaster line through fashion shows and private appointments.

          Doncaster is the manufacturer of women's apparel and accessories. Doncaster's clothing is comparable in quality and styling to DKNY, Donna Karan, Dana Buchman and other high end contemporary clothing lines. The style of clothing is classic and traditional, but modern and contemporary
     and is made from wool, linen, silk and cotton.   The size of the clothing
     ranges from 2 to 18 and 2 to 14 petite, and is a fuller cut to assure true sizing and proper fit.

          The Doncaster Line consists of separate pieces to allow women versatility in mixing matching items. The line includes pants, blazers, sweaters, blouses, skirts, shorts, camisoles, and dresses. In addition, Doncaster offers accessories including jewelry, belts and scarves. The Doncaster Line is made up of four (4) seasonal collections Spring, Spring/Summer, Fall and Fall/Winter. The collections are introduced on the following schedule - Fall in July, Fall/Winter in September, Spring in January, and Spring/Summer in May. Within each season's collection there are various style/theme collections. For example, the Spring /Summer collection consisted of Sloan Ranger, White Sand, Summer Essentials, Kauai

     Island and Specie Market Group. The Sloan Ranger group was inspired by London's Sloane Ranger district and featured casual coordinates in khaki, white, peach and lilac, in solids and prints. The White Sand group consisted of very classic pieces such as a shirtwaist dress, tailored jacket, man tailored shirt, in the colors of white, beige and navy. The Fall 1999 collection consists of the following: Grey Matters, Country Classics, Luxe, Fall Essentials, Haute View and Simply Silk. In addition to slacks, sweaters, blouses, the Fall collection includes wool jackets and a coat with a detachable fur collar.

          Doncaster has been in business since 1931, and the Company has been a direct seller of the Doncaster Line since December 1998.

     (2)  Distribution Methods of the Products or Services.

          The Company relies on its mailing list, referrals and national advertising by Doncaster in order to increase its customer base. The Company currently has a mailing list of approximately 200 names to which it send announcements of the four (4) trunk shows and preview shows during the year.

          The trunk show lasts for one (1) week and it is by appointment. The shows are held at the offices of the Company which are at the home of the Company's president, Paul Gottbetter. Customers make appointments to view the current collection, try on different pieces and place orders. Each client's appointment is for one (1) hour to one and one-half (1 1/2) hours. The client can look at various colors and fabrics in a "look book" for the current season's collection. If a client is unable to attend the truck show, an appointment can be made to view the collection at Doncaster's New York showroom.

          The Company forwards a client's order with Doncaster by phone or fax. The customer is not billed for the order until Doncaster ships the order to the client. The order can be shipped directly or indirectly to the client or to Doncaster's New York showroom. Doncaster employs a dressmaker who can make alterations to the clothing. Clothing which has not been altered or worn can be returned to Doncaster for a full refund within thirty (30) days of receipt.

          The Company also obtains clients from referrals by Doncaster in response to its national advertising campaign in magazines such as Harper's Bazaar, Town & Country and Vogue. Doncaster will give names and telephone numbers of a consultant in a potential client's area in response to leads or generated by Doncaster.

          The Company runs fashions shows for various organization such as women's groups, church group's and other women's organizations. For each season, Doncaster provides a fashion show sets which a consultant can obtain from Doncaster's district coordinator.

     (3) Status of any publicly announced new product or service.

          There have been no publicly announced new products or services by the Company.

     (4) Competitive Business Conditions and the Company's Competitive Position in the Industry and Methods of Competition.

     (i)  The Company.
          -----------

          The women's apparel retail industry is highly competitive and fragmented. The Company competes with large specialty retailers, traditional and better department stores, national apparel chains, designer boutiques, individual specialty apparel stores and other direct marketing firms. The Company does not have to compete for its merchandise since it only orders merchandise for individual clients. However, Doncaster only manufacturers a fixed number of pieces of each item and the pieces are sold
     on an "first-come, first-serve basis."   Most of the Company's competitors
     are larger and have greater financial resources than the Company.

     (5) Sources and Availability of Raw Materials and the Names of Principal Suppliers.

          The Company, does not utilize any raw materials in its business. The closest comparison to the utilization of raw materials is the reliance by the Company on the availability of the Doncaster Line. The Company's success is dependent in part upon initiating and maintaining strong relationships with its clients and the quality and value of the Doncaster Line.

     (6) Dependence on one or a few major customers.

          The Company is not dependent on one or a few major customers. The Company currently has a mailing list of approximately 200 clients, and management is constantly adding names to the mailing list. The loss of a few clients would not impact the business of the Company because it regularly adds new clients.

     (7) Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration.

          The Company does not have any patents, trademarks or licenses nor does it have any franchise, cessions, labor, contract or royalty agreements.

          The Company, through Falene Gottbetter has a fashion consultant agreement dated December 7, 1998 with the Tanner Companies Limited Partnership (the "Agreement"). The Agreement may be terminated by either party at any time upon thirty (30) days written notice.

     (8) Need for any Government Approval of Principal Products or Services.

     (i)  The Company.
          -----------

          The Company does not need any Government approval of any principal products or services. The Company has no employees, but it does have two
     (2) independent contractors, who are paid on a percentage basis.

     (9)  Effect of Existing or Probable Governmental Regulations on the
          Business.

          The business of the Company is not subject to regulation at either the federal and state levels.

     (10) Estimate of the amount spent during each of the last two fiscal years on research and development activities, and the extent to which the cost of such activities are borne directly by customers.

          Since the Company's inception in 1996, the Company has incurred no research and development expense.

     (11) Costs and effects of compliance with environmental laws (federal, state and local).

          The Company is not impacted directly by the costs and effects of compliance with environmental laws.

     (12) Number of total employees and number of full time employees.

          As of May 1, 1999, the Company had no employees. The Company has two independent contractors, Falene Gottbetter and Roberta Winley. Falene Gottbetter is the wife of the Company's president, Paul B. Gottbetter.

ITEM 2.   Plan of Operations.

     The Company was formed on August 13, 1996, under the laws of the State of New York to engage in any lawful act or activity for which corporations may be organized under the business corporation law of the State of New York. The Company's principal assets consist of the revenues it receives as commissions from the sale of the Doncaster Line.

Development stage activities.

     The following discussion relates to the results of our operations to date, and our financial condition:

     For the next 12 months, the Company plans to devote the majority of its efforts to (i) obtaining new customers for its products by continuing its marketing efforts through direct mail and Doncaster national advertisements,
(ii) enhancing its sources for inventory, and (iii) pursuing and finding a management team to continue the process of completing its marketing goals and to market limited quantities of the Doncaster Line. The Company anticipates seeking equity through a private placement offering to enable it to continue to expand its operations. The Company anticipates that its results of operations may fluctuate for the foreseeable future due to several factors, including whether and when new products are successfully developed by Doncaster and introduced by the Company, market acceptance of current or new products, competitive pressures on pricing, changes in the mix of products sold.
Operating results would also be adversely affected by a downturn in the market for Doncaster's current products. Because the Company is continuing to increase its operating expenses for personnel and other general and administrative expenses, the Company's operating results would be adversely affected if its sales did not correspondingly increase. The Company's limited operating history makes accurate prediction of future operating results difficult or impossible. Although the Company has experienced growth in recent years, there can be no assurance that, in the future, the Company will sustain revenue growth or remain profitable on a quarterly or annual basis or that its growth will be consistent with predictions made by securities analysts.

     The Company has been a development stage enterprise since its inception, August 13, 1996, to December 31, 1998 and for the three months ended March 31, 1999. During this period, management had devoted the majority of its efforts to obtaining new customers for its products, enhancing its sources for inventory, pursuing and finding a management team to continue the process of completing its marketing goals, market limited quantities of the Doncaster Line, obtain sufficient working capital through loans, and equity through private placement offering. These activities were funded by the Company's management and investments from stockholders.

Results of operations.

     Results of Operations for the year ended December 31, 1998 as compared to December 31, 1997.

     For the year ended December 31, 1998, the Company generated net sales of $-0- as compared to $4,000 for the year ended 1997, representing a decrease of $4,000. The Company's cost of goods sold for the year ended December 31, 1998 was $-0- as compared to $-0- for the year ended December 31, 1997. The Company's gross profit on sales was approximately $-0- for the year ended December 31, 1998 as compared to $4,000 for the year ended December 31, 1997. The decrease in gross profit is the result of entering a period of reevaluation of the Company's sources of supply and potential customers.

     The Company's general and administrative costs aggregated approximately $1,785 for the year ended December 31, 1998 as compared to $1,865 for the year ended December 31, 1997 representing a decrease of $80. This decrease represents decreased spending for office expenses.

     Results of Operations for the three months ended March 31, 1999 as compared to the three months ended March 31, 1998.

     For the three months ended March 31, 1999, the Company generated net sales of $2,694 as compared to $-0- for the three months ended March 31, 1998 representing an increase of $4,000. The Company's cost of goods sold for the three months ended March 31, 1999 was $-0- as compared to $-0- for the three months ended March 31, 1998. The Company's gross profit on sales was $4,000 for the three months ended March 31, 1999 as compared to $-0- for the three months ended March 31, 1998. The increase in gross profit is the result of offering for sale the Doncaster Line in the reorganization of the Company's business.

     The Company's general and administrative costs aggregated approximately $5,369 for the three months ended March 31, 1999 as compared to $500 for the three months ended March 31, 1998 representing an increase of $4,869. This increase represents office and computer expenses of $5,369.

     Results of Operations for the period of inception (August 13, 1996) through March 31, 1999.

     For the period from the Company's inception, August 13, 1996, through March 31, 1999, a period of approximately 31 months, the Company generated net sales of $6,694 (an average of $216 per month). The Company's cost of goods sold on sales was approximately $-0- for the period from the Company's inception, August 13, 1996, through March 31, 1999. The gross profit from sales for this 31 month period is $6,694. Management believes the gross profit of an average of $216 for the period from inception, August 13, 1996, through March 31, 1999, will improve and stabilize once the Company's marketing plans become fully implemented.

     The Company's general and administrative costs aggregated approximately $5,369 for the period from inception, August 13, 1996, through March 31, 1999. Of these initial startup costs, approximately $5,369 is attributed to telephone and other office expenses.

The Company's Services

     The Company is in the business of the direct selling of Doncaster women's clothing (the "Doncaster Line"). The Company's independent contractors provide fashion consulting for its clients to encourage more sales and provide a value added service.

Liquidity and capital resources.

     The Company increased liquidity by $667 from a cash balance at the Company's inception of $-0- through the process of developing profits from sales and loans to the Company by the principal shareholders.

     The Company expended an aggregate of $2,325 for operating expenses and reduced Company notes payable by $592 through March 31, 1999. Subsequent to the date of the financial statements, the Company has sold, pursuant to the terms of Rule 504 of Regulation D of the the Securities Act of 1933, as amended, an aggregate of 555,000 shares of common stock at $0.05 per share for an aggregate of $27,750 less $6,685 in offering expenses.

     Known trends, events or uncertainties that could be reasonably likely to have a material adverse effect on the businesses of Doncaster and the Company and may thereby materially impact the Company's short-term or long-term liquidity and/or net sales, revenues or income from continuing operations are:

     1.   Risk Factors Relating to the Company

          A. Sensitivity To Economic Conditions and Consumer Confidence

             The specialty retail industry is highly dependent upon the level of consumer spending, particularly among affluent customers, and may be adversely affected by an economic downturn, increases in consumer debt levels, uncertainties regarding future economic prospects, or a decline in consumer confidence. An economic downturn which effects the clients of the Company, could have a material adverse effect on Company's business and results of operations, and thereby effect the Company.

          B. Changing Consumer Preferences

             The Company's success depends in substantial part upon Doncaster's ability to anticipate and respond to changing consumer preferences and fashion trends in a timely manner. Although Doncaster attempts to stay abreast of emerging lifestyle and consumer preferences affecting its merchandise, any failure by Doncaster to identify and respond to such trends could have a material adverse effect on the Company's business and results of operations.

          C. Dependence on Designer Resources

             Because the Company offers high end apparel, the Company's success is dependent in part upon initiating and maintaining strong relationships with designers and suppliers of fabric. The Company has no guaranteed supply arrangements with Doncaster and orders are filled on a "first-come first-serve" basis its principal merchandising sources. Accordingly, there can be no assurance that such sources will continue to meet Doncaster's quality, style and volume requirements. The inability of Doncaster to obtain quality and fashionable merchandise in a timely fashion could have a material adverse effect on the Company's business and results of operations.

          D. Competition

             The specialty retail industry is highly competitive and fragmented. The Company competes with large specialty retailers, traditional and better department stores, national apparel chains, designer boutiques, individual specialty apparel stores and direct marketing firms. The Company competes for customers principally on the basis of quality, assortment and presentation of merchandise, customer service, marketing programs and value. Most of Doncaster's and the Company's competitors are larger and have greater financial resources than the Company.

             It should be noted that The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. The forward-looking statements contained in this Form 10-SB are subject to certain risks and uncertainties. Actual results could differ materially from current expectations. Among the factors that could affect the Company's actual results and could cause results to differ from those contained in the forward-looking statements contained herein is the Company's ability to implement its business strategy successfully, which will be dependent on business, financial, and other factors beyond the Company's control, including, among others, prevailing changes in consumer preferences, availability of trained personnel and changes in regulations. There can be no assurance that the Company will continue to be successful in implementing its business strategy. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.


ITEM 2. Management's Discussion and Analysis of Financial Condition and Results of Operations for the Years Ending December 31, 1997 and 1998 and for the Three Months Ended March 31, 1998 and 1999 and the Period from Inception (June 23, 1997) to March 31, 1999.

     The following discussion relates to the results of our operations to date, and our financial condition:

     This prospectus contains forward looking statements relating to our Company's future economic performance, plans and objectives of management for future operations, projections of revenue mix and other financial items that are based on the beliefs of, as well as assumptions made by and information currently known to, our management. The words "expects, intends, believes, anticipates, may, could, should" and similar expressions and variations thereof are intended to identify forward-looking statements. The cautionary statements set forth in this section are intended to emphasize that actual results may differ materially from those contained in any forward looking statement.

Development stage activities.

     The Company has been a development stage enterprise from its inception June 23, 1997 to March 31, 1999. The Company is in the process of developing a web site on the World Wide Web for the purpose of selling health care products and sharing its expertise by doing consulting.

     During this period, management devoted the majority of its efforts to initiating the process of the web site design and development, obtaining new customers for sale of consulting services, developing sources of supply, developing and testing its marketing strategy and finding a management team to begin the process of: completing its marketing goals; furthering its research and development for its products; completing the documentation for and selling initial shares through the Company's private placement; and completing the documentation for the Company's initial public offering. These activities were funded by the Company's management and investments from stockholders. The Company has not yet generated sufficient revenues during its limited operating history to fund its ongoing operating expenses, repay outstanding indebtedness, or fund its web site and product development activities. There can be no assurance that development of the web site will be completed and fully tested in a timely manner and within the budget constraints of management and that the Company's marketing research will provide a profitable path to utilize the Company's marketing plans. Further investments into web site development, marketing research as defined in the Company's operating plan will significantly reduce the cost of development, preparation, and processing of purchases and orders by enabling the Company to effectively compete in the electronic market place.

      During this developmental period, the Company has been financed through officer's loans with a balance of $72,622 from Jack Rubenstein, The Company also financed its activities through profit earned in the first quarter ending March 31, 1999 of $24,962. through the sale of shares of common stock aggregating $236,750.

     Results of Operations for the year ended December 31, 1998 as compared to the period from inception, June 23, 1997, to December 31, 1997.

     For the year ended December 31, 1998, the Company generated net sales of $22,500 as compared to $-0- for the period from inception, June 23, 1997, to December 31, 1997 representing an increase of $22,500. The Company's cost of goods sold for the year ended December 31, 1998 was $-0- as compared to $-0- for the period from inception, June 23, 1997, to December 31, 1997. The Company's gross profit on sales was approximately $22,500 for the year ended December 31, 1998 as compared to $-0- for the period from inception, June 23, 1997, to December 31, 1997. The increase in gross profit is the result of offering for sale technology that was learned as a result of organizing the business.

     The Company's general and administrative costs aggregated approximately $66,277 for the year ended December 31, 1998 as compared to $32,003 for the period from inception, June 23, 1997, to December 31, 1997 representing an increase of $34,274. This increase represents increased spending for office salaries of $20,000, telephone expense of $8,351, professional fees of $13,287 and office and computer expense of $24,639.

     Results of Operations for the three months ended March 31, 1999 as compared to the three months ended March 31, 1998.

     For the three months ended March 31, 1999, the Company generated net sales of $30,000 as compared to $-0- for the three months ended March 31, 1998 representing a increase of $30,000. The Company's cost of goods sold for the three months ended March 31, 1999 was $-0- as compared to $-0- for the three months ended March 31, 1998. The Company's gross profit on sales was

$30,000 for the three months ended March 31, 1999 as compared to $-0- for the three months ended March 31, 1998. The increase in gross profit is the result of offering for sale technologies learned as a result of organizing the Company's business.

     The Company's general and administrative costs aggregated approximately $3,988 for the three months ended March 31, 1999 as compared to $10,005 for the three months ended March 31, 1998 representing a decrease of $6,017. This decrease represents office and computer expenses of $3,988.

    Results of Operations for the period of inception (June 23, 1997) to March 31, 1999.

     For the period from the Company's inception, June 23, 1997, through March 31, 1999, a period of approximately 21 months, the Company generated net sales of $52,500 (an average of $2,500 per month). The Company's cost of goods sold on sales was approximately $-0- for the period from the Company's inception June 23, 1997, through March 31, 1999. The gross profit from sales for this 21 month period is $52,500. Management believes the gross profit of an average of $2,500 for the period from inception, June 23, 1997, through March 31, 1999, will improve and stabilize once the Company's web site facilities become realized at the completion of the public offering and its marketing plans become fully implemented.

     The Company's general and administrative costs aggregated approximately $102,268 for the period from inception, June 23, 1997, through March 31, 1999. Of these initial startup costs, approximately $40,000 is attributed to wages telephone of $11,605, professional fees of $13,287, rent of $13,125, and office and computer expenses of $24,251.

Liquidity and Capital Resources.

     The Company decreased liquidity by $30,379 from a cash balance of $-0- at June 23, 1997 to $4,367 December 31, 1998 and $30,379 at March 31, 1999.
Working capital at December 31, 1998 and March 31, 1999 was negative at $69,005 and $44,043 respectively. For the year ended December 31, 1998 and for the three months ended March 31, 1999, working capital was provided by the positive cash flows from operations of $24,962 for the three months ended March 31, 1999. The Company continued to be funded in part through officer loans aggregating $74,422 for the period from inception, June 23, 1997, to March 31, 1999. The Company expended cash for the development of the business and absorbing losses aggregating $82,004 for the period from inception, June 23, 1997, to December 31, 1998.

     Management believes that it will be able to fund the Company through the continuation of offering consulting services until the Company's web site is developed and on-line and the process of a public offering is completed.

Year 2000 Readiness

     The following disclosure is a Year 2000 ("Y2K") readiness disclosure statement pursuant to the Year 2000 Readiness and Disclosure Act.

     The Company's Year 2000 program is designed to minimize the possibility of serious Year 2000 interruption. Possible Year 2000 worst case scenarios include the interruption of significant parts of the Company's business as a result of internal business system failure or the failure of the
business  systems  of  its  suppliers,   distributors  or  customers.  The
potential effect to the operations of the present business are minimized currently because the Company's reliance upon computer systems in the day to day operations is minimal.

     However, the Company decided to significantly upgrade its "business systems" (all computer hardware and software used to run its businesses including its operations management, administration and financial systems). Specifications were developed for desired capabilities, including Year 2000 compliance. In 1998 the Company began assessing its Year 2000 exposure and commenced implementation of a plan to achieve Year 2000 readiness. Based on its review to date, the Company believes that its products and business software are Year 2000 compliant.

     The Company has also begun to survey major suppliers, distributors, and customers to determine the status and schedule for their Year 2000 compliance. To date, no significant issues have been identified, and the survey is expected to be completed in the third quarter of 1999. Where it believes that a particular supplier's situation poses unacceptable risks, the Company plans to identify an alternative source.

     The  costs  of  the  readiness   program  for  business   systems,   other
infrastructure  areas, and suppliers   are a  combination  of incremental
external spending and use of existing internal resources. In total, the Company expects to spend less than $1,000 to achieve readiness, of which approximately 10% has been expended to date. This amount is based on the costs to upgrade the existing business systems to Y2K compliant versions.

     Milestones and implementation dates and the costs of the Company's Year 2000 readiness program are subject to change based on new circumstances that may arise or new information becoming available that may change the underlying assumptions or requirements.

Recent Accounting Pronouncements

     Accounting for Derivative Instruments and Hedging Activities

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued in June 1998. It is effective for all fiscal years beginning after June 15, 1999. The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity. The Company will adopt SFAS 133 in the fiscal year ending December 31, 1999, although no impact on operating results or financial position is expected.

     Accounting for the Costs of Computer Software Developed or Obtained for Internal Use

     In March of 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. SOP 98-1 is effective beginning January 1, 1999. The Company is currently assessing the impact that adoption of this statement will have on consolidated financial position and results of operations.

Forward - Looking Information

     The Annual Report on Form 10-SB contains forward-looking statements concerning the Company's financial performance and business operations. The Company wishes to caution readers of this Report on Form 10-SB that actual results might differ materially from those projected in the forward-looking statements contained herein.

     Factors which might cause actual results to differ materially from those projected in the forward-looking statements contained herein include the following: the seasonality of the business, inability of the Company to develop the end user market for quality control products; inability of the Company to grow the sales to the extent anticipated; the interruption of significant parts of the Company's business as a result of internal business system failure or the failure of the business systems of its suppliers or customers due to the inability of such systems to properly handle credit card purchases after December 31, 1999; and the potential insufficiency of Company resources, including human resources, plant and equipment and management systems, to accommodate any future growth.


ITEM 3.   Description of Property.

     The Company maintains its offices at 8 Harmony Lane, Hartsdale, New York, 10530, in the home of its president, Paul B. Gottbetter. The Company does not have any rental agreement with Mr. Gottbetter.


ITEM 4.   Security Ownership of Certain Beneficial Owners and Management.

     (a)  Security Ownership of Certain Beneficial Owners.

     The following information relates to those persons known to the Company to be the beneficial owner of more than five percent (5%) of the common stock, par value $.001 per share, the only class of voting securities of the Company outstanding.


                                Name and                   Amount and
      Title of                 Address of                   Nature of           Percentage
        Class               Beneficial Owner          Beneficial Ownership       of Class*
---------------------   -------------------------   -------------------------   -----------
Common Stock, par       Paul B. Gottbetter          867,500 shares              55.78%
 value $.001 per share  8 Harmony Lane
                        Hartsdale, New York 10530   Direct

Common Stock, par       Turbo International, Inc.   500,000 shares              32.15%
 value $.001 per share  50 Shirley Street
                        Nassau, Bahamas             Direct

Common Stock, par       Adam S. Gottbetter          138,666.66 shares(1)        8.91%
 value $.001 per share  1035 Park Avenue, Apt. 5B
                        New York, New York 10028    Direct

*  Based on 1,555,000 shares issued and outstanding.

(1) Adam S. Gottbetter owns 122,000 shares directly. Adam S. Gottbetter owns an additional 16,666.66 shares indirectly by reason of his being a partner in KGL which owns 50,000 shares of the Company's common stock.

     (b) Security Ownership of Management.

          The number of shares of common stock of the Issuer owned by the Directors and Executive Officers of the Issuer is as follows:


                                Name and                   Amount and
      Title of                 Address of                   Nature of           Percentage
        Class               Beneficial Owner          Beneficial Ownership       of Class*
---------------------   -------------------------   -------------------------   -----------
Common Stock, par        Paul B. Gottbetter            867,500 shares              55.78%
 value $.001 per share   8 Harmony Lane
                         Hartsdale, New York 10530     Direct

Common Stock, par        Michael Conte                 300 shares(1)
 value $.001 per share   18 Burdge Drive
                         Middletown, New Jersey 07748

All officers and directors                             867,800 shares
 as a group (2 persons)

--------------------

(1)  Less than 1%.
*    Based on 1,555,000 shares issued and outstanding.

ITEM 5.   Directors, Executive Officers, Promoters and Control Persons.

     (a)  Directors and Executive Officers.

          Directors of the Company serve for a term of one year or until their successors are elected. Officers are appointed by, and serve at the pleasure of, the Board. The Directors and Executive Officers of the Company are as follows:

          Paul B. Gottbetter, President, Treasurer and Director, age 67, has been the President, Treasurer and sole director of the Company since inception. At present, Mr. Gottbetter has nearly completed the second year of a three year term as Director of the Company. Mr. Gottbetter serves as President and Treasurer of the Company at the pleasure of the Board of Directors. Since 1959, Mr. Gottbetter has been self-employed as both a certified public accountant and an attorney in private practice. Mr. Gottbetter's clientele largely consists of various sectors of the major apparel industry ranging from manufacturers to wholesalers. Mr. Gottbetter received his B.B.A. in accounting in 1953 form City College of New York and his JD in 1955 from New York University Law School.

          Michael C. Conte, Secretary and Director, age 40, has been Secretary of the Company since April 6, 1999. Mr. Conte's term as a Director is from April 6, 1999 until August 30, 2000. Mr. Conte serves as Secretary of the Company at the pleasure of the Board of Directors. Mr. Conte has been employed by Paul B. Gottbetter as a certified public accountant since June 1980. Mr. Conte received his B.S. in accounting in 1980 from New York University. Mr. Conte tenure with Mr. Gottbetter has enabled him to deal with various sectors of the major apparel industry.

     (b)  Significant Employees.

          Although the Company does not have any employees, it does rely on the services of two (2) independent contractors, Falene R. Gottbetter and Roberta Winley. Mrs. Gottbetter and Ms. Winley are the people who run the trunk shows, take clients to the Doncaster's show room and sell the Doncaster Line for the Company.

          Falene R. Gottbetter, Independent Contractor, age 56, has been an independent contractor of the Company, and has been selling the Doncaster Line since December 1998. During the period between June 1994 and December 1998, Mrs. Gottbetter was retired. Mrs. Gottbetter received her B.S. in education in 1964 from Finch College and her MA in education in 1982 from Long Island University.

          Roberta Winley, Independent Contractor, age 56, has been an independent contractor to the Company, and has been selling the Doncaster Line since December 1998. Since January 1998, Ms. Winley has been the principle of RSW Image, Inc., a fashion consultant. From 1994 to 1996, Ms. Winley was employed as a sales manager by Nancy Crystal, and from 1996 to 1998, Ms. Winley was employed as a sales manager for Nira Nira.

     (c)  Family relationships.

          Paul B. Gottbetter and Falene R. Gottbetter are married to each other. Adam S. Gottbetter is the son of Paul and Falene Gottbetter.

     (d)  Involvement in certain legal proceedings.

          None of the directors, executive officers or control persons is or has been subject to any of the following proceedings during the last five years:

          (1) A bankruptcy petition filed by or against the subject party;

          (2) A conviction in a criminal proceeding or being a subject party in a pending criminal proceeding;

          (3) an order, judgment or decree permanently or temporarily enjoining barring, suspending or otherwise limiting the party's involvement in any type of business, securities or banking activities;

          (4) being found by a court of competent jurisdiction (in a civil action, the Commission or Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

ITEM 6.   Executive Compensation.

     None of the officers or directors of the Company receives any salary or other compensation. Ms. Winley has an oral agreement with Ms. Gottbetter pursuant to which Ms. Winley receives ten percent (10%) of the commissions paid to the Company from the sale of the Doncaster Line.

ITEM 7.   Certain Relationships and Related Transactions.

     (a) Transactions where Key Company Members have a direct or indirect material interest.

          None.

     (b)  Transactions with promoters.

          None.

ITEM 8.   Description of Securities.

     (a)  Common Stock

          The Company is authorized to issue up to 20,000,000 shares of common stock, par value $.001 per share ("Common Stock"), of which 1,555,000 shares are outstanding on the date hereof. Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors.

          Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of Common Stock are entitled to receive ratably, dividends when, as, and if declared by the Board of Directors out of funds legally available therefor, and upon the liquidation, dissolution, or winding up of the Company, to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding Common Stock is validly authorized and issued, fully paid, and nonassessable.

     (b)  Preferred Stock

          The Company is authorized to issue up to 5,000,000 shares of "blank check" preferred stock, par value $.001 per share ("Preferred Stock"), none of which are outstanding on the date hereof. The Board of Directors of the Company has to date not established the rights and preferences of the Company's Preferred Stock.

                                   PART II.

ITEM 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     (a)  Market information.

          There is no public trading market on which the Company's Common Stock is traded. The Company intends to engage a broker/dealer to file a Form 211 with the National Association of Securities Dealers ("NASD") in order to allow the quote of the Company's Common Stock on the Bulletin Board. The Company's Common Stock may trade on the Bulletin Board under the symbol "HARM", if available.

          There are no outstanding options or warrants to purchase, or securities convertible into, common equity of the registrant;

          Of 1,555,000 shares of Common Stock that are issued and outstanding 1,000,000 shares are eligible to be sold pursuant to the terms and conditions of Rule 144 under the Securities Act.

          Although not subject to Rule 144, one shareholder of the Company must hold her shares pursuant to state law restrictions until the shares are registered pursuant to an registration statement which is effective under the securities laws of the state in which the shareholders resides or the shares can be sold pursuant to an exemption from registration. The shareholder is a resident of the State of New Jersey and purchased 5,000 shares in April 1999 in the Company's offering of its Common Stock pursuant to Rule 504 of Regulation D.

          The Company is currently not planning on making a public offering of any shares of its Common Stock.

     (b)  Holders.

          There are  approximately forty (40) record holders of common equity.

     (c)  Dividends.

          As of the date hereof, no cash dividends have been declared on the Common Stock. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of Common Stock are entitled to receive ratably, dividends when, as, and if declared by the Board of Directors out of funds legally available therefor. Under the NYBCL, the Company may only pay dividends out of capital and surplus, or out of certain enumerated retained earnings, as those terms are defined in the NYBCL. The payment of dividends on its Common Stock is, therefore, subject to the availability of capital and surplus or retained earnings as provided in the NYBCL.

ITEM 2.   Legal Proceedings.

     None of the Company, its officers or its directors is party to any pending legal proceeding, nor is its property the subject of any pending legal proceeding that is not routine litigation that is incidental to its business.

ITEM 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

     None.

ITEM 4.   Recent Sales of Unregistered Securities.

     In August 1996, the Company issued 200 shares of its Common Stock to Paul Gottbetter for a price of $5.00 per share. The shares of Common Stock were issued pursuant to Section 4(2) of the Securities Act.

     In January 1998, Paul Gottbetter gifted 25 shares of the Common Stock to his son, Adam S. Gottbetter.

     In April 1999, the Company authorized a forward stock split of its Common Stock on a 5,000 to 1 basis and amended its certificate of incorporation to increase its authorized capital and reflect the forward stock split.

     In April 1999, Mr. Paul Gottbetter gifted 300 shares of Common Stock to each of twenty-five (25) persons. The recipients of Mr. Gottbetter's gift were friends, family members and certain longtime employees. In April 1999, Mr. Adam Gottbetter gifted 300 shares of Common Stock to each of ten (10) persons. The recipients of Adam Gottbetter's gifts were friend, family members and certain longtime employees.

     On April 6, 1999, the Company closed its offering of Common Stock pursuant to Rule 504 of Regulation D promulgated under the Act. The Company sold 555,0000 shares of its Common Stock, at a price of $.05 per share, aggregating $27,750.

ITEM 5.   Indemnification of Directors and Officers.

          The Company's Certificate of Incorporation contains provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty (other than breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 719 of the NYBCL or for any transaction from which the director derived an improper personal benefit) and (ii) indemnify its directors and officers to the fullest extent permitted by Section 721 of the NYBCL, including circumstances in which indemnification is otherwise discretionary. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws.

Part F/S

     Financial Statements.

     The Company's audited Financial Statements for the years ended December 31, 1997 and 1998 and for the three month period ended March 31, 1999, appear on pages F-1 to F-11 of this Form 10-SB. All such financial statements are herein incorporated by reference thereto.

                             WOLFPACK CORPORATION
                          CONSOLIDATED BALANCE SHEET

                                                                       March 31,
                                                        January 4,        1999
                                                           1999        Unaudited
                                                        ----------     ----------
                              Assets
Current assets
  Cash and cash equivalents                               $132,070      $ 72,819
  Inventory                                                 60,367       129,132
  Prepaid expenses                                          57,091        57,091
                                                          --------      --------
  Current assets                                           249,528       259,042

Capital assets-net                                          43,811        41,711
Other assets
  Security deposits                                          5,500         5,500
                                                          --------      --------
Total other assets                                           5,500         5,500
                                                          --------      --------
Total assets                                              $298,839      $306,253
                                                          ========      ========

                 Liabilities and Stockholders' Equity

Current liabilities
  Accounts payable                                        $ 15,600      $ 18,330
  Investor loans                                                           7,000
                                                          --------      --------
                                                            15,600        25,330
Stockholders' equity

Preferred stock - authorized 5,000,000 shares,
 $.001 per share each. At January 4, 1998, there -0-
 shares outstanding.
Common Stock authorized 20,000,000 shares,
 $0.001 par value each. At January 4, 1998, there
 are 2,000,000 and 2,000,000 shares outstanding              2,000         2,000
 respectively.
Additional paid in capital                                 281,165       281,165
Retained earnings                                               74        (2,242)
                                                          --------      --------
Total stockholders' equity                                 283,239       280,923
                                                          --------      --------
Total liabilities and stockholders' equity                $298,839      $306,253
                                                          ========      ========

           See accompanying notes to proforma financial statements.

                             WOLFPACK CORPORATION
                            STATEMENT OF OPERATIONS

                                                                      For the period from
                                                 For the period        inception, March 13,    For the three months
                                                      from                 1998, to               ended March 31,
                                                inception, March        March 31, 1998                 1999
                                                   16, 1998 to              Unaudited                Unaudited
                                                 January 4, 1999     ---------------------     --------------------

Revenue                                            $  672,619              $      -0-              $  139,185

Costs of goods sold                                   405,540                     -0-                  82,021
                                                                           ----------              ----------
Gross profit                                          267,079                     -0-                  57,164

Operations:
  General and administrative                          251,938                     -0-                  58,289
  Depreciation and  amortization                        7,278                     -0-                   2,100
                                                   ----------              ----------              ----------
  Total expense                                       259,216                     -0-                  60,389

Income before corporate income taxes                    7,863                                          (3,225)
                                                                                  -0-
Other income
  Interest income                                       3,013                                             909
                                                   ----------                                      ----------
Total other income and expenses                         3,013                                             909


Net income                                         $   10,876              $      -0-              $   (2,316)
                                                   ==========              ==========              ==========

Net income (loss) per share-basic                  $     0.01              $     0.00              $    (0.00)
                                                   ==========              ==========              ==========
Number of shares outstanding-basic                  2,000,000               2,000,000               2,000,000
                                                   ==========              ==========              ==========

           See accompanying notes to proforma financial statements.

                             WOLFPACK CORPORATION
                       STATEMENT OF STOCKHOLDERS EQUITY
                                   Unaudited

                                                                 Additional
                  Preferred   Preferred    Common      Common     paid in          Retained
Date                Stock       Stock      Stock       Stock      capital          earnings     Total
----              ---------   ---------   ---------    ------    ---------        --------     -------
12-31-1998           -0-         $-0-           -0-     $  -0-    $    -0-         $   -0-     $   -0-
Issuance of          -0-         $-0-     2,000,000     $2,000    $281,165         $    74     $ 1,000
 shares for          ---         ----     ---------     ------    --------         -------     -------
 acquisitions
01-04-1999           -0-         $-0-     2,000,000     $2,000    $281,165         $    74     $ 1,000

Unaudited
Net loss                                                                            (2,316)     (2,316)
                     ---         ----     ---------     ------    --------         -------     -------
03-31-1999           -0-         $-0-     2,000,000     $2,000    $281,165         $(2,242)    $(2,242)
                     ===         ====     =========     ======    ========         =======     =======

           See accompanying notes to proforma financial statements.

                             WOLFPACK CORPORATION
                     CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                    For the period from
                                                            For the period from      inception, March 13,  For the three months
                                                                inception,               1998, to                 ended
                                                             March 16, 1998 to        March 31, 1998          March 31, 1999
                                                              January 4, 1999            Unaudited               Unaudited
                                                            --------------------   ---------------------   ---------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                  $ 10,876                   $-0-               $ (2,316)
  Depreciation                                                          7,278                    -0-                  2,100
Adjustments to reconcile net income (loss) to net cash
  Inventory                                                            60,754                                       (68,765)
  Prepaid expenses                                                    (28,716)
  Accounts payable                                                     15,600                                         2,730
                                                                     --------                                      --------
TOTAL CASH FLOWS FROM OPERATIONS                                       65,792                    -0-                (66,251)

CASH FLOWS FROM INVESTING ACTIVITIES
  Capital withdrawal                                                   (7,500)
  Purchase of assets                                                  (35,139)
                                                                     --------
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES                            (42,635)                   -0-

CASH FLOWS FROM FINANCING ACTIVITIES
  Loan from investors                                                                                                 7,000
                                                                                                                   --------
TOTAL CASH FLOWS FROM FINANCING ACTIVITIES                                                                            7,000

NET INCREASE (DECREASE) IN CASH                                        30,653                    -0-                (59,251)
CASH BALANCE BEGINNING OF PERIOD                                      101,417                    -0-                132,070
                                                                     --------                   ----               --------
CASH BALANCE END OF PERIOD                                           $132,070                   $-0-               $ 72,819
                                                                     ========                   ====               ========

            See accompanying notes to proforma financial statments.

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 4, 1999

    Note 1 - Organization of Company and Issuance of Common Stock
             ----------------------------------------------------

    a. Creation of the Company

    Wolfpack Corporation (the "Company") was formed under the laws of Delaware on March 16, 1998 and is authorized to issue 20,000,000 shares of common stock, $0.001 par value each and 5,000,000 shares of preferred stock, $0.001 par value each.

    b. Description of the Company

    The Company was formed as a holding company for two subsidiary company's acquired through the Company's subsidiary Wolfpack Subsidiary, Corp. has two (2) subsidiaries Dina Porter, Inc. and AAM Investment Council, Inc. Dina Porter, Inc. (Dina Porter) is a retail store which specializes in contemporary clothing, jewelry and fine crafts. AAM Investment Council, Inc. (AAM) was formed in on February 15, 1990 under the laws of Pennsylvania by Peter Coker and Susan Coker. AAM is an investment adviser, that offers portfolio management designed to achieve unique investment objectives.

    c. Issuance of Shares of Common Stock

    On January 4, 1999, the Company issued 1,000,000 shares of common stock each to Susan Coker and Peter Coker in consideration for all of the issued and outstanding shares of common stock of Wolfpack Subsidiary, Corp. and its subsidiaries.

    Note 2-Summary of Significant Accounting Policies
           ------------------------------------------

    a. Basis of Financial Statement Presentation

    The consolidated financial statements presented consist of the financial statements of the Company as at January 4, 1999 and the related statements of operations, stockholders' equity and cash flows for period from inception, March 16, 1998, to January 4, 1999 and the balance sheet of Wolfpack Subsidiary, Corp. at January 4, 1999 and the related statements of operations, stockholders' equity and cash flows for the period from inception, May 14, 1998, to January 4, 1999.

    The unaudited consolidated financial statements presented consist of the unaudited financial statements of the Company as at March 31, 1999 and the related statements of operations, stockholders' equity and cash flows for the three months ended March 31, 1999 and the unaudited balance sheet of Wolfpack Subsidiary, Corp. at March 31, 1999 and the related unaudited

           See accompanying notes to proforma financial statements.

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 4, 1999

statements of operations, stockholders' equity and cash flows for the three months ended March 31, 1999.

    b. Cash and cash equivalents

    The Company treats temporary investments with a maturity of less than three months as cash.

    c. Revenue recognition

    Revenue is recognized when  products are shipped or services are rendered.

    d. Selling and Marketing Costs

    Selling and Marketing - Certain selling and marketing costs are expensed in the period in which the cost pertains. Other selling and marketing costs are expensed as incurred.

    e. Property and Equipment

    Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight line methods over a period of five and seven years. Maintenance and repairs are charged against income and betterment's are capitalized.

    f. Earnings per share

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE ("Statement No. 128"). Statement No. 128 applies to entities with publicly held common stock or potential common stock and is effective for financial statements issued for periods ending after December 15, 1997. Statement No. 128 replaces APB Opinion 15, Earnings per Share ("EPS"). Statement No. 128 requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic EPS includes no dilution and is computed by dividing net income by the total number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings of the Company such as common stock which may be issuable upon exercise of outstanding common stock options or the conversion of debt into common stock.

    Pursuant to the requirements of the Securities and Exchange Commission, the calculation of the shares used in computing basic and diluted EPS include the shares of common stock issued pursuant to certain related party acquisition agreements.

           See accompanying notes to proforma financial statements.

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 4, 1999

Shares used in calculating basic and diluted net income per share were as follows:

                                       January 4, 1999
                                   -------------------------

 Total number common
    shares issued                         2,000,000
                                          =========

    g. Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    h. Asset Impairment

    The Company adopted the provisions of SFAS No. 121, Accounting for the impairment of long lived assets and for long-lived assets to be disposed of effective January 1, 1996. SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the estimated undiscounted cash flows to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. There was no effect of such adoption on the Company's financial position or results of operations.

    i. Significant Concentration of Credit Risk

    At January 4, 1999 and March 31, 1999, the Company has concentrated its credit risk by maintaining deposits in several banks. The maximum loss that could have resulted from this risk totaled $-0- which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

           See accompanying notes to proforma financial statements.

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 4, 1999

    j. Recent Accounting Standards

    Accounting for Derivative Instruments and Hedging Activities

    Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued in June 1998. It is effective for all fiscal years beginning after June 15, 1999. The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity. The Company will adopt SFAS 133 in the fiscal year ending December 31, 2000, although no impact on operating results or financial position is expected.

    Accounting for the Costs of Computer Software Developed or Obtained for Internal Use

    In March of 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. SOP 98-1 is effective beginning January 1, 1999. The Company is currently assessing the impact that adoption of this statement will have on consolidated financial position and results of operations.

    k.  Unaudited financial information

    In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of March 31, 1999 and the results of its operations and its cash flows for the three months ended March 31, 1999. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations of the Securities and Exchange Commission. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

           See accompanying notes to proforma financial statements.

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 4, 1999

    Note 3 - Transfer of Assets

    The Company was formed as a holding company for the acquisition of certain assets and operating entities through its subsidiary Wolfpack Subsidiary, Corp. which has two subsidiaries Dina Porter, Inc. and AAM Investment Council, Inc.

      The Company entered into an Agreement with Wolfpack Subsidiary, Corp., pursuant to which the Company exchanged all the issued and outstanding shares of common stock of Wolfpack Subsidiary, Corp. and its subsidiaries for an aggregate of 2,000,000 shares of common stock of the Company. The transaction has been accounted for as a transfer and is accounted for at historical cost as a pooling of interests with the recording of the net assets acquired at their historical book value.

    Note 4 - Related Party transactions

    Certain relationships

    Susan Coker and Peter Coker are officer's and directors of the Company, Wolfpack Subsidiary, Corp., Dina Porter and AAM.

    Peter Coker and Susan Coker are husband and wife.

    Note 5 - Commitments and Contingencies

    Lease Agreements

    On June 26, 1995, the Susan H. Coker d/b/a/ Dina Porter entered into a lease agreement for 4,251 square feet of retail space at The Cameron Village Shopping Center at 446 Daniel Street, Raleigh, North Carolina with an unrelated party for a period of 5 years beginning October 1, 1995 and ending September 30, 2000 for a rental of $4,530 per month. The lease requires a security deposit of $4,530. The amount of rent to be paid over the life of the lease is as follows:

          $54,355 per year October 1, 1995 through September 30, 1996 $56,194 per year October 1, 1996 through September 30, 1997. $58,033 per year October 1, 1997 through September 30, 1998. $59,872 per year October 1, 1998 through September 30, 1999 $61,711 per year October 1, 1999 through September 30, 2000

           See accompanying notes to proforma financial statements.

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 4, 1999

    The Company is also liable for additional rent equal to 6% of sales which is computed and paid on an annual basis with a natural break-even point through September 30, 1996, and thereafter computed and paid on a monthly basis.

    In addition, the Company will pay its pro rata share of ad valorem property taxes on the premises. This will be paid monthly in advance based on estimates of costs for the year. The monthly amounts due for this space is $173.58 for property taxes and $63.76 for insurance. These amounts will be adjusted once a year to reflect the actual pro rata costs for the year.

    The Company and AAM occupies office space on a month to month basis, rent free at 17 Glenwood Avenue, Raleigh, North Carolina 27603.

    Note 6 - Inventory

   Inventory has been recorded at the lower of cost or market under the first-in first-out method. At December 31 1998, inventory of goods available for sale was $60,367.

   Note 7 - Capital Assets

    Capital Assets for the Company consisted of the following at December 31, 1998:


                                              Accumulated
                                  Asset       depreciation   Balance
                                 --------     ------------   -------

     Vehicles                     $35,139        $ 5,020     $30,119
     Furniture and fixtures        16,444        $ 6,826     $ 9,618
     Leasehold Improvements         7,358          3,284     $ 4,074
                                  -------        -------     -------
     Total                        $58,941        $15,130     $43,811
                                  =======        =======     =======

     Note 8 - Income Taxes
              ------------

    The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of March 31, 1999, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the

           See accompanying notes to proforma financial statements.

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 4, 1999

deferred tax asset related to the Company's net operating loss carryforward and was fully offset by a valuation allowance.

    At March 31, 1999, the Company has net operating loss carry forwards for income tax purposes of $2,242. This carryforward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carryforward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

    The components of the net deferred tax asset as of March 31, 1998 are as follows:

     Deferred tax asset:

          Net operating loss carry forward                   $    762

          Valuation allowance                                $   (762)
                                                             --------
          Net deferred tax asset                             $    -0-
                                                             ========

    The Company recognized no income tax benefit for the loss generated in the period from inception, March 16, 1998, to March 31, 1999. SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

    Note 9 - Limited Offering
             ----------------

    The Company offered for sale a 2,775,000 shares of common stock at a price of $0.10 per share, pursuant to Rule 504 of Regulation D of the Securities Act, as amended.

    As if March 31, 1999, the Company sold an aggregate of 70,000 shares for an aggregate of $7,000. Because the shares underlying the offering had not been issued, the money advanced was treated as an investor loan pending the issuance of the shares.

    Subsequent to the date of the financial statements, the Company sold an aggregate of 2,715,000 shares have been sold for an aggregate consideration of $271,500. The Company incurred an aggregate of $19,300 in offering expenses.

    In addition, the Company issued an aggregate of 50,000 shares of common stock to Kaplan Gottbetter & Levenson in consideration for legal services valued at $5,000.

           See accompanying notes to proforma financial statements.

                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    HARMONY TRADING CORP.


Date: June 28, 1999                 By: /s/ Paul B. Gottbetter
                                       -----------------------------------
                                       Paul B. Gottbetter, President,
                                          Treasurer and Director


Date: June 28, 1999                 By: /s/ Michael C. Conte
                                       -----------------------------------
                                       Michael C. Conte, Secretary

                                   PART III

ITEM 1.   Index to Exhibits.

     Exhibit No.              Description
     -----------              -----------

        2.1 Fashion Consultant Agreement dated as of December 7, 1993 by and between Tanner Companies Limited Partnership and Falene R. Gottbetter.

        3.1 Certificate of Incorporation, as amended of Registrant.

        3.2                   By-laws of Registrant

        23                    Consent of Independent Accountant